Exhibit 99.1

Locafy Receives Nasdaq Notification Regarding Delayed Filing of Interim Financials

PERTH, Australia – July 3, 2025 – Locafy Limited (NASDAQ: LCFY, “Locafy” or the “Company”), a globally recognized leader in location-based digital marketing, today announced that on July 1, 2025, it received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2) (the “Rule”), as the Company has not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ended December 31, 2024 (the “Filing”).

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s securities. Under Nasdaq’s listing rules, the Company has 60 calendar days, or until September 1, 2025, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, it may grant an extension of up to 180 calendar days from the Filing’s original due date, or until December 29, 2025, for the Company to regain compliance.

Locafy is working diligently to complete the required filing and intends to submit a compliance plan within the required timeframe. There can be no assurance that the Company’s plan will be accepted or the Company will be able to regain compliance with the Rule.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service (SaaS) technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. The Company helps businesses and brands improve search engine relevance and visibility in proximity-based search through a fast, easy, and automated platform. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words and include, but are not limited to, the Company’s ability to regain and maintain compliance with the Nasdaq Capital Market’s continued listing requirements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 12, 2024, as amended, and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements

Investor Relations Contact:

Matt Glover

Gateway Group, Inc.

(949) 574-3860

LCFY@gateway-grp.com